At an Extraordinary General Meeting of Shareholders (the “EGM”) held on May 6, 2025, the Company’s shareholders approved all of the agenda items as proposed by the Board of Directors in the Invitation to the EGM as published on April 9, 2025. The Company’s shareholders approved the following matters at the EGM: Item 1 - Board elections. The shareholders approved: 1.1 Election of new board member: Jordan Frankel (including as Chair of the Board of Directors). 1.2 Election of new board member: Jeremy Henderson-Ross. 1.3 Election of Jordan Frankel as a member of the Nomination and Compensation Committee.